

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 14, 2017

Via E-Mail
Stuart B. Brown
Executive Vice President and Chief Financial Officer
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

> **Re: Iron Mountain Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-13045**

Dear Mr. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Item 2. Properties, page 26

1.   As a lessor of storage facilities to customers, please tell us what consideration you gave to including a lease expiration table for the facilities related to your storage rental business, including (i) the number of tenants whose leases will expire by year, (ii) the total area in square feet covered by such leases, (iii) the annual rent represented by such leases and (iv) the percentage of gross annual rent represented by such leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Tangible and Intangible Assets, page 42

2.   You indicate that for reporting units representing approximately 16% of your total goodwill balance as of December 31, 2016, the estimated fair value as of October 1, 2016 closely approximates carrying value. In future periodic filings for each reporting unit with an estimated fair value that is not significantly in excess its carrying value, please consider expanding your disclosure to provide a description of the key assumptions used in valuing the reporting units and a description of potential events or changes in circumstances that could reasonably be expected to have a negative impact on the estimated fair value of the reporting unit. Refer to Section V. in SEC Interpretive Release 33-8350.

Financial Instruments and Debt, page 65

3.   We note your fixed charge coverage ratio of 2.4x as of December 31, 2016 and 2015 as disclosed on page 68 and 116. Please tell us how this differs from the Ratio of Earnings to Fixed Charges, calculated as 1.4x in Exhibit 12.

Item 15. Exhibits and Financial Statements

Schedule III – Schedule of Real Estate and Accumulated Depreciation, page 159

4.   Please reconcile for us the gross carrying amount of real estate and accumulated depreciation to amounts provided elsewhere in your annual report. Additionally in future periodic filings, disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes in accordance with Rule 12-28 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
 Commodities